May 1, 2006

BY EDGAR

Securities and Exchange Commission

CF/AD 5

100 F Street N.E.

Washington, D.C. 20549

Attn: David R. Humphrey, Branch Chief

RE:	Coach Industries Group, Inc.

Form 10-K for the year ended December 31, 2005

Dear Mr. Humphrey:

We hereby transmit by EDGAR pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission’s letter, dated April 10, 2006, in connection with the Commission’s review of the Company’s Form 10-KSB for the year ended December 31, 2005. For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

1. Please revise to discuss and analyze results of operations by the operating segments disclosed in note 12 to the financial statements. Also, please expand your disclosure to quantify material factors that resulted in changes to your results, such as price changes, volume changes, business acquisitions, etc. Please use tables to quantify these factors, and provide narrative discussions following the tables to explain the underlying business reasons for the various changes. These revisions will significantly enhance the thoroughness and usefulness of your disclosures to investors.

Response: Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, products and services, production processes, type of customer, distribution system and regulatory environment. The information provided for Segment Reporting is based on internal reports

David R. Humphrey

Securities and Exchange Commission

May 1, 2006

utilized by management. Results of operations are reported through three reportable segments: manufacturing, the lease finance and independent contractor settlement. The Parent Company includes the operations of Coach.

The following summarizes the aggregation of the Company’s operating segments into reportable segments:

Reportable Segment	Operating Segments Aggregated
Manufacturing	SCB and CTMC
Lease Finance	CFS and FleetPlan
Independent Contractor Settlement Parent Company	CDS Coach Industries Group Inc.’s operations, costs of acquisitions, and financing activities

The accounting policies of the segments are generally the same as those described in the summary of significant accounting policies. Inter-segment transactions consist of shared services such as risk management consulting and investment banking placement and advisory fees, which are eliminated in consolidation.

Depreciation and amortization consist of depreciation on property and equipment, amortization of core deposit intangible assets, deferred compensation expenses and deferred offering costs.

The Company evaluates segment performance based on net segment income after tax. The table below is segment information for income from continuing operations for the ended December 31, 2005 and 2004:

December 31, 2005	Manufacturing	Lease Finance	Independent Contractor Settlement	Parent Company	Segment Total
Revenues	$9,539,125	$3,617,987	$243,008,658	$—	$256,165,770
Cost of Goods Sold	8,648,438	3,140,621	240,001,623	—	251,790,682
Gross Margin	890,687	477,366	3,007,035	—	4,375,088
General and Administrative Expenses	2,086,056	308,001	2,338,946	4,655,130	9,388,133

Segments net income (loss) before income taxes	$(1,195,369)	$169,365	$668,089	$(4,655,130)	(5,013,045)

Total assets	$2,184,381	$6,926,914	$3,731,925	$10,240,940	$23,084,160

David R. Humphrey

Securities and Exchange Commission

May 1, 2006

December 31, 2004	Manufacturing	Lease Finance	Independent Contractor Settlement	Parent Company	Segment Total
Revenues	$14,532,392	$629,591	$68,433,601	$—	$83,595,584
Cost of Goods Sold	12,080,332	491,513	67,459,215	(15,039)	80,016,021
Gross Margin	2,452,060	138,078	974,386	15,039	3,579,563
General and Administrative Expenses	5,079,175	121,715	872,172	4,009,319	10,082,381
Segments net income (loss) before income taxes	$(2,627,115)	$16,363	$102,214	$(3,994,280)	(6,502,818)

Total assets	$3,248,466	$2,248,052	$3,891,053	$10,134,253	$19,521,824

For the period from January 8, 2003 (inception) through December 31, 2003, the Company operated in the manufacturing segment only.

Manufacturing – The Manufacturing Segment recognized lower revenues and cost of goods sold for the 2005 period, compared to 2004 based on the number of units sold for 2005 were 150 compared to 213 units sold for 2004. The Company slowed down its sales effort for the second half of 2005 as it slowed its sales effort to address warranty issues identified by the reorganized Management team as a result of vehicles manufactured in late 2004 and early 2005. Effective May 31, 2005, the reorganized Management team installed processes that enhance the manufacturing process and strengthen the quality control process.

Gross Margin per vehicle was $5,938 for 2005 compared to $11,512 for 2004. The decline in margin was due to reduced sales prices and higher production costs per vehicle. During the summer, the Company reduced the labor force at the plant from a high of 75 employees down to 41 employees, most of them associated with the direct manufacturing of the vehicles. Warranty expense for 2005 was $178,746 compared to $200,995 for 2004. Charges to the reserve were $211,109 for 2005 compared to $72,775 for 2004. General and administrative expenses declined from $5.1 million for 2004, compared to $2.1 million in 2005. The 2004 period included a loss on relocation of CTMC of $1.3 million. Research and development was $199,000 for 2005 compared to $830,000 for 2004. In general, overhead expenses in the Bohemia Manufacturing Plant were much higher than the costs at the Springfield Plant which caused overall higher general and administrative expenses for the 2004 period.

Lease Finance – The Lease Finance Segment recognized higher revenues and cost of goods sold for the 2005 period compared to the same period in 2004. The Company acquired a portfolio and began operations in July 2004. Total assets as of December 31, 2004 were $2.2 million compared to $6.9 million at December 31, 2005, an increase of $4.7 million. General and administrative expenses increased from $121,715 for 2004 compared to $308,001. General and administrative expenses were for a full year of operations for 2005.

Independent Contractor Settlement – The Independent Contractor Settlement Segment recognized higher revenues and cost of goods sold for 2005 compared to 2004 related to the

David R. Humphrey

Securities and Exchange Commission

May 1, 2006

acquisition of CDS effective September 1, 2004. Proforma revenues for 2004 would have been $191 million. The additional increase for 2005 related to the increased driver base from 5,500 drivers at December 31, 2004 to approximately 7,000 at December 31, 2005.

Parent Company- Parent Company expenses increased from $4.0 million for the 2004 period to $4.7 million for 2005. The increase in expenses is associated with interest expenses and costs associated with the Laurus transaction which was initiated on September 29, 2004. Interest expenses for 2004 was $370,480 compared to $1.05 million for the 2005 period. In addition during 2005 the Company incurred a $1.9 million extinguishment on the Laurus transaction. General and administrative expenses for 2004 included amortization of deferred compensation of $1.3 million compared $266,162 for the same period in 2005. During 2004, in an effort to conserve liquidity the company paid for services with restricted stock.

Liquidity and Capital Resources

Commitments, page 30

2. Please revise your table of contractual obligations for compliance with Item 303 (a)(5) of Regulation 8-K. Specifically, you should include in your table long term debt obligations, capital lease obligations, operating lease obligations, purchase obligations, and any other long-term liabilities reflected on your balance sheet under GAAP. This information should be supplemented with additional information that is material to an understanding of your cash requirements. We believe you should also include estimated interest payments in the table as these represent a contractual obligation. Your tabular disclosure should be accompanied by a footnote explanation of the methodology used in the calculation. See Section IV.A of FR-72 for guidance.

Response:

Contractual Obligations and Commercial Commitments are as follows as of December 31, 2005:

	Payment Due by Period
Contractual Obligation	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term Debt	7,000,000	1,465,119	3,906,984	1,627,897	—
Capital Lease Obligation	4,430,138	1,354,167	2,874,094	201,877	—
Operating Leases	700,633	235,617	311,016	154,000

	12,130,771	3,054,903	7,092,094	1,983,774	—

Interest Attributed to:
Long-term Debt		564,070	644,650	73,255
Capital Lease Obligation		272,096	237,644	7,318
Operating Leases	Landlord Leases - no interest imputed

		836,166	882,294	80,573	—

David R. Humphrey

Securities and Exchange Commission

May 1, 2006

Minimum future rental payments under the initial lease for each of the five years in the aggregate are as follows:

Year Ended December 31,	2005	2004
2005	$—	283,617
2006	235,617	235,617
2007	158,617	158,617
2008	152,399	152,399
2009	84,000	84,000
2010	70,000	70,000

	$700,633	$984,250

Coach’s other commitments are either contingent upon a future event or terminable on less than thirty (30) days notice.

The repayment of the lease financing obligations is as follows:

Fiscal Year Ended December 31,	Total Liabilities 2005($)	Total Liabilities 2004($)
2005	—	369,145
2006	1,354,167	126,531
2007	1,511,782	163,616
2008	1,362,312	133,091
2009	201,877	92,468

	4,430,138	884,851

The repayment of the Laurus Transaction over the next five years ended December 31, are as follows:

For the year ended December 31,
2006	$1,465,119
2007	1,953,492
2008	1,953,492
2009	1,627,897

Total	$7,000,000

David R. Humphrey

Securities and Exchange Commission

May 1, 2006

Note 1 Background

Summary of Significant Accounting Policies

Warrant Liability, page F-16

3. We note from your disclosure here and on page 39 that you value your warrants the Black-Scholes pricing model, and that if the shares of common stock underlying the warrants are required to be registered, you record a warrant liability at the time of issuance. We also note that your policy is to revalue these warrants on a quarterly basis up until the warrants are registered, at which point the warrants liability is reclassified to additional paid in capital. EITF 00-19 provides for multiple conditions necessary for equity classification in addition to the registration requirement to which you refer. Therefore, please revise your policy to summarize all pertinent features of your warrants and options that potentially could result in liability classification and clarify that equity classification occurs only when the conditions necessary for equity classification in EITF 00-19 have been met. Please also disclose that classification is reassessed at each balance sheet date. Your disclosure should include reference to EITF 00-19. Please provide your revised disclosure to us.

Response: Warrants issued that are potentially settled with free trading common stock are accounted for according to EITF Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in the Company’s Own Stock”. Warrant liabilities are adjusted to fair value (calculated using the Black-Scholes method) at each balance sheet date and are reassessed to determine whether the warrants should be classified as a liability or equity. The Company is contractually required to register the shares underlying the warrants. Upon registration, the warrants will be reevaluated for its classification as either a liability or equity. The terms associated with the various warrants that the Company has outstanding would then meet the classification criteria for an equity instrument, thus settled in shares of the Company’s common stock. The corresponding fair value adjustment is included in the consolidated statements of operations as other expenses as the value of the warrants increases from an increase in the Company’s stock price at the balance sheet date and as other income as the value of the warrants decreases from a decrease in the Company’s stock price and other input formulas related to the Black-Scholes model, such as changes in interest rates, duration and volatility.

David R. Humphrey

Securities and Exchange Commission

May 1, 2006

Note 7 Debt Made Notes Payable Outstanding, page F-26

4. We note from your disclosure elsewhere in your filing that you determined the loss on extinguishment of the convertible note with Laurus to be approximately $1.9 million. It is unclear from your current disclosure how you calculated the total loss on extinguishment. Supplementally explain to us and expand your disclosure here and elsewhere in your filing to fully explain how you calculated the total loss on extinguishment.

Response: The Company recognized loss on extinguishment of $1.9 million. The loss related to a repayment penalty which was paid in cash of $769,000, stock valued at $404,000, or 985,392 shares of common stock, the unamortized warrants, beneficial conversion features and loan fees of $675,000.

5. As a related matter, we note that you “repriced” the warrants associated with the convertible note on issuance of the new term note, and issued more warrants as well as stock. Supplementally explain to us and revise your debt footnote and any other appropriate disclosure to include a discussion of how these issuances were recorded in your financial statements and how such treatment is supportable under GAAP.

Response: As part of the modification of the Laurus transaction from a convertible note to a term note, the company modified the terms of the warrants issued to Laurus as part of the convertible notes. The warrants were recorded as deferred loan fees based on the value of the old warrants at the date of repricing of $223,000, compared to the value of the repriced warrants of $406,000. The net amount of $182,000 was included in deferred loan fees. The Company also issued 762,399 warrants to purchase common stock for $0.50, valued at $109,000 based on the duration 1 year, market value of $0.41, risk free interest rate of 2.50 percent and a projected volatility of 105 percent. The new warrants were classified as deferred loan fees and amortized over the term of the debt using the level yield over 48 months.

Note 10 – Stockholders’ Equity, page F-30

6. From your disclosures in footnotes 7 and 12 and in Item 5, it is unclear how many total warrants and options are outstanding. Given the significant potential dilution that may result from your outstanding warrants and options, we believe you should revise footnote 12 and Item 5 to include a summary table that details the components of options and warrants outstanding. We suggest you provide sub-totals for warrants and options, listing separately within these sections all material issuances by holder, with any immaterial issuances of 5% or less of the total presented in the aggregate as other. Please provide us with a copy of your revised disclosure.

Response: Stock options: See Table Summarizing Activity attached hereto as Exhibit 1.

Stock Options, page F-33

7. Supplementally explain to us the facts and circumstances surrounding the forfeiture of options under the 2004 Plan in fiscal 2005. Your discussion should include why the

David R. Humphrey

Securities and Exchange Commission

May 1, 2006

options were forfeited and whether any individuals who forfeited options received grants within a six month period surrounding the date of cancellation. We may have further comment on your response.

Response: Forfeitures relate to termination of employment by certain officers, management based on the terms of the plans.

8. Please revise your table summarizing information about fixed stock options outstanding for the year ended December 31, 2005 as presented on page F-35 to separate the options into a greater number of price ranges. Refer to paragraph 48 of SFAS 123 for guidance.

Response: See Table attached hereto as Exhibit 2.

Supplemental Schedules

9. Please provide the schedules required by Rule 5-04 of Regulation S-X for all valuations and qualifying accounts. Include copies of such schedules with your response.

Response: See Schedule of Valuation and Qualifying Accounts required by Rule 5-04 Reg S-X which is attached hereto as Exhibit 3.

* * * *

If you have any questions or further comments, please do not hesitate to contact the undersigned or Mark Y. Abdou at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

COACH INDUSTRIES GROUP, INC.

By:	/s/ SUSAN WEISMAN
Susan Weisman,
Chief Financial Officer

cc:	Ms. Amy Geddes

Mr. Francis J. O’Donnell, Chief Executive Officer

Mark Y. Abdou, Esq.

Exhibit 1

	2003 Stock Option Plan	2004 Stock Option Plan	2005 Stock Option Plan	Options Issued Outside of Plan	Total Options	Warrants	Total Options and Warrants
Outstanding at December 31, 2003	0	0	0	0	—	—	—
Exercised	0	0	0	0	—	—	—
Forfeited	0	0	0	0	—	—	—
Issued	0	3,000,000	0	2,674,800	5,674,800	3,498,183	9,172,983

Outstanding at December 31, 2004	0	3,000,000	0	2,674,800	5,674,800	3,498,183	9,172,983
Exercised	0	0	0	0	—	—	—
Forfeited	-211537	-1600000	0	-891,600	(2,703,137)	—	(2,703,137)
Issued	1,639,999	1,500,000	1,750,000	594,750	5,484,749	7,762,400	13,247,149

Outstanding at December 31, 2005	1,428,462	2,900,000	1,750,000	2,377,950	8,456,412	11,260,583	19,716,995

Available for grant at December 31, 2005	571,538	150,000	1,250,000	0	1,971,538	—	1,971,538

Weighted average exercise price of options outstanding	$0.42	$0.76	$0.42	$0.92	0.68	0.82	0.76

Weighted average exercised price of options exercised	$0	$0	$0	$0	—	—	—

Weighted average price of options Forfeited	$0.43	$0.89	$0.91	$0.98	0.88	—	0.88

Exhibit 2

The following table summarizes information about fixed stock options outstanding at December 31, 2005:

	Options Outstanding					Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/05		Weighted- Average Remaining Contractual Life		Weighted- Average Exercise Price	Number Exercisable at 12/31/05		Weighted- Average Exercise Price
0.43	#	2,728,462	#	9.85	$0.43	#	2,728,462	$0.43
0.90-0.91		1,090,000		8.67	0.90		1,090,000	0.90
0.98		850,000		8.67	0.98		850,000	0.98
0.37-0.38		1,365,000		9.85	0.38		1,365,000	0.38
1.08		600,000		8.67	1.08		600,000	1.08
0.97-0.99		660,000		8.75	0.98		660,000	0.98
0.31		329,750		9.90	0.31		329,750	0.31
1.43		270,000		8.50	1.43		270,000	1.43
Other		563,200		9.48	0.77		563,200	0.77

		8,456,412		9.34	$0.68		8,456,412	$0.68

Exhibit 3

Valuation Accounts	January 8, 2003	Acquisition	Provision	Charge-offs	Recoveries	December 31, 2003	Acquisition	Provision	Charge-offs
Allowance for Lease Losses	—	—	—	—	—	—	246,597	24,959	(166,497)
Allowance for Accounts Receivable	—	—	—	—	—	—	—	30,304	—
Warranty Reserve	—		20,535	—	—	20,535	—	200,995	(72,775)

	—	—	20,535	—	—	20,535	246,597	256,258	(239,272)

Valuation Accounts	Recoveries	December 31, 2004	Acquisition	Provision	Charge-offs	Recoveries	December 31, 2005
Allowance for Lease Losses		105,059	—	(6,654)	(8,000)	—	90,405
Allowance for Accounts Receivable	—	30,304	—	429,000	(429,000)	—	30,304
Warranty Reserve		148,755	—	178,746	(211,109)	—	116,392

	—	284,118	—	601,092	(648,109)	—	237,101